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                               October 12, 2022

       Michael Manzo
       President
       One Chestnut Partners LLC
       200 Summit Drive
       Suite 210
       Burlington, MA 01803

                                                        Re: One Chestnut
Partners LLC
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed September 30,
2022
                                                            File No. 024-11913

       Dear Michael Manzo:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 11, 2022 letter.

       Amendment No. 1 to Form 1-A filed September 30, 2022

       General

   1. We note the financial statements for One Chestnut Realty LLC are as of December 31,
                                                        2021, which is more
than nine months after the most recently completed fiscal year end.
                                                        Please provide updated
financial statements. See paragraph (b)(3) of Part F/S of Form 1-
                                                        A.
   2. Please revise the signatures to include the principal executive officer, principal financial officer, principal
accounting officer, and a majority of the members of the board of directors. See
Instruction 1 to Signatures of Form 1-A.
 Michael Manzo
One Chestnut Partners LLC
October 12, 2022
Page 2

      You may contact Catherine De Lorenzo at 202-551-4079 or James Lopez at 202-551-
3536 with any other questions.



                                                       Sincerely,
FirstName LastNameMichael Manzo
                                                       Division of Corporation
Finance
Comapany NameOne Chestnut Partners LLC
                                                       Office of Real Estate &
Construction
October 12, 2022 Page 2
cc:       Kenneth L. Betts, Esq.
FirstName LastName